

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Peng Sun
Chief Executive Officer
AMBG, Inc.
1185 Avenue of the Americas, Suite 301
New York, NY
10036

> **Re: AMBG, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 29, 2021**
> **File No. 000-56359**

Dear Mr. Sun:

We have reviewed your November 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2021 letter.

Amended Form 10 filed November 29, 2021

General

1.   We note your response to comment 1. Please advise us of the natural person who acquired the shares on behalf of AMBC Enterprises. Disclose the transaction whereby Mr. Peng acquired his 86.76% ownership.

You may contact Isaac Esquivel at 202-551-3395 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or James Lopez at 202-551-3536 with any other

Peng Sun
AMBG, Inc.
December 3, 2021
Page 2

questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Hui Chen